Filed by Factorial Inc.

Pursuant to Rule 425

under the Securities Act of 1933, as amended

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Cartesian Growth Corporation III

(Commission File No. 001-42629)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of report (Date of earliest event reported): March 26, 2026

Cartesian Growth Corporation III
(Exact name of registrant as specified in its charter)

Cayman Islands (State or other jurisdiction of incorporation)	001-42629 (Commission File Number)	N/A (I.R.S. Employer Identification No.)

505 Fifth Avenue, 15th Floor New York, New York (Address of principal executive offices)	10017 (Zip Code)

(212) 461-6363 (Registrant’s telephone number, including area code) Not Applicable (Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share and one-half of one redeemable warrant	CGCTU	The Nasdaq Stock Market LLC
Class A ordinary shares, par value $0.0001 per share	CGCT	The Nasdaq Stock Market LLC
Warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	CGCTW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01	Entry into a Material Definitive Agreement

Amendment to Business Combination Agreement

As previously reported on a Current Report on Form 8-K of Cartesian Growth Corporation III, a Cayman Islands exempted company (“Cartesian III”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on December 18, 2025 (the “Prior 8-K”), Cartesian III announced that it had entered into a business combination agreement, dated December 17, 2025 (the “Business Combination Agreement” and, the transactions described within, the “Business Combination”), with Fenway MS, Inc., a Delaware corporation (“Merger Sub”), and Factorial Inc., a Delaware corporation (“Factorial”). Capitalized terms used but not expressly defined in this Current Report on Form 8-K shall have the meanings ascribed to them in the Business Combination Agreement.

On March 26, 2026, Cartesian III, Merger Sub and Factorial entered into an Amendment to the Business Combination Agreement (the “BCA Amendment”). The BCA Amendment, among other things, (A) amends the sixth paragraph of the Preamble and inserts a new clause (a) into Section 2.1 of the Business Combination Agreement to provide that the CGC Shareholder Redemption shall occur at least one day prior to the Domestication, thereby clarifying the timing and sequencing of the Shareholder Redemption relative to the Domestication; (B) amends certain definitions, including the definition of “Ancillary Documents” to remove references to the CGC Private Warrant Exchange Agreement, the definition of “Company Convertible Notes” to mean any convertible note or other equity-linked debt instrument convertible into Equity Securities of the Company or any of its subsidiaries outstanding as of the Merger Effective Time; (C) amends clause (b)(iii) of Section 5.8 of the Business Combination Agreement to bifurcate the previously singular “Nasdaq Proposal” into two distinct proposals to be submitted to Cartesian III’s shareholders for approval: (i) the adoption and approval of the issuance of CGC Shares in connection with the transactions contemplated by the Business Combination Agreement and (ii) the adoption and approval of the issuance of CGC Shares in connection with the PIPE Financing, and consequently update the definition of “Nasdaq Proposal” to read “Nasdaq Proposals;” and (D) amend and restate Sections 5.21 and 5.22 of the Business Combination Agreement to remove the provisions related to the CGC Public Warrants Exchange and the CGC Private Warrants Exchange.

The foregoing description of the BCA Amendment does not purport to be complete and is qualified in its entirety by reference to the full text of the BCA Amendment, a copy of which is attached hereto as Exhibit 2.1 and is incorporated herein by reference.

Amendment to Sponsor Support Agreement

As previously reported on the Prior 8-K, Cartesian III announced that it had entered into a sponsor support agreement, dated December 17, 2025 (the “Sponsor Support Agreement”), with CGC III Sponsor LLC, a Cayman Islands exempted limited company (the “Sponsor”), and Factorial.

On March 26, 2026, Sponsor and Factorial entered into an Amendment to the Sponsor Support Agreement (the “SSA Amendment”). The SSA Amendment (a) deletes the provision in Section 1 of the Sponsor Support Agreement that required the Sponsor, until the closing of the Business Combination or the earlier termination of the Business Combination Agreement, to cause all of its CGC Private Warrants to be present for quorum purposes at any meeting or written consent of the Cartesian III warrant holders and to vote or consent such warrants in favor of the Warrant Amendment; and (b) amends and restates Section 2 of the Sponsor Support Agreement in its entirety to read “[Reserved.],” thereby removing the provisions relating to the CGC Private Warrant Exchange.

The foregoing description of the SSA Amendment does not purport to be complete and is qualified in its entirety by reference to the full text of the SSA Amendment, a copy of which is attached hereto as Exhibit 10.1 and is incorporated herein by reference.

Forward-Looking Statements

This Current Report on Form 8-K includes forward-looking statements. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements may include, but are not limited to, statements regarding future events or the future financial or operating performance of Factorial or Cartesian III. For example, projections of Factorial’s future financial performance, manufacturing capabilities and operations, Factorial’s business plans, and other projections concerning key performance metrics or milestones are forward-looking statements. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements should not be relied upon as representing Cartesian III’s and Factorial’s assessments as of any date subsequent to the date of this Current Report on Form 8-K. Accordingly, undue reliance should not be placed upon the forward-looking statements. Neither Cartesian III, Factorial nor any of their respective affiliates undertake any obligation to update these forward-looking statements, except as required by law.

Additional Information about the Business Combination and Where to Find It

This communication relates to the proposed business combination between Factorial and Cartesian III pursuant to that certain Business Combination Agreement, dated as of December 17, 2025, by and among Cartesian III, Fenway MS, Inc., a Delaware corporation, and Factorial. The proposed Business Combination will be submitted to shareholders of Cartesian III for their consideration. Cartesian III and Factorial intend to file a registration statement on Form S-4 with the Securities and Exchange Commission (“SEC”), which will include a definitive proxy statement to be distributed to Cartesian III’s shareholders in connection with Cartesian III’s solicitations of proxies from its shareholders with respect to the proposed business combination and other matters to be described in the Form S-4, as well as the prospectus relating to the offer of the securities to be issued to the stockholders of Factorial in connection with the completion of the proposed Business Combination. After that registration statement has been filed and declared effective, Cartesian III will mail a definitive proxy statement/prospectus and other relevant documents relating to the proposed Business Combination and other matters to be described in the registration statement to Factorial stockholders and Cartesian III shareholders as of a record date to be established for voting on the proposed Business Combination. Before making any voting or investment decision, Cartesian III shareholders, Factorial stockholders, and other interested persons are urged to read these documents and any amendments thereto, as well as any other relevant documents filed with the SEC by Cartesian III in connection with the proposed Business Combination and other matters to be described in those documents when they become available, because they will contain important information about Cartesian III, Factorial and the proposed Business Combination. Shareholders will also be able to obtain free copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed by Cartesian III with the SEC, once available, without charge, at the SEC’s website located at www.sec.gov, or by directing a written request to Cartesian Growth Corporation III, 505 Fifth Avenue, 15th Floor, New York, New York 10017.

Participants in the Solicitation

Cartesian III, Factorial, and their respective directors and executive officers may be deemed to be participants in the solicitations of proxies from Cartesian III’s shareholders with respect to the proposed Business Combination and the other matters set forth in the proxy statement/prospectus. Information regarding Cartesian III’s directors and executive officers, and a description of their interests in Cartesian III is contained in Cartesian III’s final prospectus for its initial public offering filed with the SEC on May 5, 2025, which is available free of charge at the SEC’s website located at www.sec.gov, or by directing a request to Cartesian Growth Corporation III, 505 Fifth Avenue, 15th Floor, New York, New York 10017. Additional information regarding the interests of such participants in the proxy solicitation and a description of their direct and indirect interests, will be contained in the proxy statement/prospectus relating to the proposed Business Combination when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources described above.

This communication is not a substitute for the registration statement filed by Cartesian III or for any other document that Cartesian III and Factorial may file with the SEC in connection with the proposed Business Combination. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of other documents filed with the SEC by Cartesian III, without charge, at the SEC’s website located at www.sec.gov.

No Offer or Solicitation

This communication shall not constitute an offer to sell, or the solicitation of an offer to buy, or a recommendation to purchase, any securities, in any jurisdiction, or the solicitation of any vote, consent or approval in any jurisdiction in connection with the proposed Business Combination or any related transactions, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful. This communication is not, and under no circumstances is to be construed as, a prospectus, an advertisement or a public offering of the securities described herein in the United States or any other jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or exemptions therefrom. INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description
2.1	Amendment to Business Combination Agreement, dated as of March 26, 2026, by and among Cartesian Growth Corporation III, Fenway MS, Inc., and Factorial Inc.
10.1	Amendment to Sponsor Support Agreement, dated as of March 26, 2026, by and among CGC III Sponsor LLC and Factorial Inc.
104	Cover Page Interactive Data File, formatted in Inline XBRL

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Cartesian Growth Corporation III

By:	/s/ Peter Yu
Name: Peter Yu
Title: Chief Executive Officer

Date: March 26, 2026